Exhibit 99.2

Logistic Properties of the Americas
(Incorporated in the Cayman Islands as an exempted company limited by shares)
(NYSE American: LPA)

Proxy Statement for Annual General Meeting
to be held on September 16, 2026
(or any adjourned meeting thereof)
GENERAL
The board of directors (the “Board”) of Logistic Properties of the Americas (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM” or the “Annual General Meeting”) to be held at 9:00 a.m. (Eastern Standard Time) on September 16, 2026, exclusively by webcast via www.virtualshareholdermeeting.com/LPA2026 from our offices at 1395 Brickell Avenue, Suite 800, Miami, Florida 33131, including any adjourned meeting thereof.
You can review and download the proxy statement and the proxy form on the “SEC Filings” section of the Company’s Investor Relations website at https://ir.lpamericas.com.
STATUS AS A FOREIGN PRIVATE ISSUER AND CONTROLLED COMPANY
We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act. In addition, JREP I Logistics Acquisition, LP (“JREP”) currently controls a majority of the voting power of the Company’s outstanding ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”). As a result, the Company is a “controlled company” as defined under the NYSE American rules. As long as the Company maintains a controlled company status under that definition, it has the option to utilize specific exemptions from corporate governance regulations.
However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures including this proxy statement.
ORDINARY SHARES, RECORD DATE, AND QUORUM
Only shareholders of record as of the close of business on July 20, 2026, Eastern Standard Time (the “Record Date”) are entitled to attend and vote at the AGM.
One or more holders of the Company’s Ordinary Shares holding no less than an aggregate one-third of all Ordinary Shares in issue and entitled to vote at the AGM being individuals present in person, or if a corporation, by its duly authorized representative or proxy, shall be a quorum for all purposes. As discussed above, JREP currently holds a majority of the outstanding Ordinary Shares. Accordingly, the presence of JREP at the AGM will constitute a quorum, regardless of the attendance of any other holders of Ordinary Shares.
VOTING AND SOLICITATION
Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. At the close of business on July 20, 2026, the Record Date, we had 31,698,635 Ordinary Shares outstanding and entitled to vote at our AGM. Holders of Ordinary Shares will be able to vote their shares by attending the meeting and voting virtually in accordance with the instructions in the accompanying Notice of Annual General Meeting. Each resolution put to the vote at the AGM will be decided by poll and will be approved by an ordinary resolution (i.e., a simple majority of the votes cast by, or on behalf of, the holders of record entitled to vote thereon). As discussed above, JREP currently controls a majority of the voting power of the outstanding Ordinary Shares. Accordingly, other than the shares held by JREP, no additional shares would need to be voted in favor of each of the resolutions put to the vote at the AGM to approve such resolutions.
The solicitation materials are available on the Company’s website (https://ir.lpamericas.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov).

Exhibit 99.2

VOTING BY HOLDERS OF ORDINARY SHARES
A holder of Ordinary Shares as of the Record Date may appoint a proxy to exercise his or her rights at the AGM. An appointed proxy is not required to be a holder of Ordinary Shares. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing address set forth in the proxy form before 11:59 p.m., Eastern Standard Time, on September 15, 2026 (the deadline for the return of such proxy forms), the Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.
In the event that either the Chairman or the Chief Executive Officer of the Company acts as proxy and is entitled to exercise discretion, such proxy is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).
REVOCABILITY OF PROXIES
Any proxy given by a holder of Ordinary Shares by means of a proxy form pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares, by submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms, or (b) for holders of Ordinary Shares by attending the AGM and voting virtually.
PROPOSAL 1: Ordinary Resolution to elect the Class II Directors of the Company
As an ordinary resolution, that the re-election of Mauricio Salgar and Francoise Lavertu, and the election of Pablo Ottado, each as directors of the Company for a three-year term and until their respective successors shall have been duly elected be, and hereby is, authorized and approved.
Board Composition
According to the Company’s amended and restated articles of association (the “Charter”), there shall be a board of directors consisting of no less than one (1) and no more than nine (9) directors, provided that the Company may, from time to time, increase or decrease the limits on the number of directors by ordinary resolution.
The Charter provides that the directors shall be divided into three (3) classes designated as Class I, Class II, and Class III, with as nearly equal a number of directors in each group as possible. Subject to the Charter, directors must be assigned to each class in accordance with a resolution or resolutions adopted by the Board. The Board currently consists of seven (7) members. At each annual general meeting of shareholders, Directors of the relevant class, whose terms are set to expire, will be eligible for re-election to the Board for a three-year term. Only the terms of the Class II directors expire at the Annual General Meeting and therefore only the Class II directors need to be elected at the 2026 Annual Meeting. The Company directors are categorized into three classes as follows:
•the Class I directors are Diego Durruty Ortega and Javier Marquina-Graciani, whose terms expire at the 2028 annual general meeting of shareholders;
•the Class II directors are Roger Lazarus, Mauricio Salgar, and Francoise Lavertu, whose terms expire at the 2026 annual general meeting of shareholders (i.e. this meeting); and
•the Class III directors are Thomas McDonald and Gloria Canales Saldaña, whose terms expire at the 2027 annual general meeting of shareholders.
Due to the staggered structure of the board, only one class of directors may be appointed at each annual general meeting of shareholders, while the other classes will continue to serve for the remainder of their respective terms in accordance with the Charter.
The Board has determined that Class II director Roger Lazarus will not be nominated to stand for reelection at the Annual General Meeting. The Board thanks Mr. Lazarus for his dedicated service and contributions to the Company.

Exhibit 99.2

The Board unanimously proposes to re-elect Mauricio Salgar and Francoise Lavertu (appointed by the Board on August 12, 2025, and whose biographies are set forth in Exhibit A) as Class II directors of the Company. The Board unanimously proposes to elect Pablo Ottado, whose biography is set forth in Exhibit A, as a Class II director of the Company.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF MAURICIO SALGAR AND FRANCOISE LAVERTU, AND THE ELECTION OF PABLO OTTADO, EACH AS CLASS II DIRECTORS OF THE COMPANY.
PROPOSAL 2: Ordinary Resolution to ratify the appointment of the Company’s auditor
As an ordinary resolution, that the ratification of the appointment of Deloitte & Touche, S.A. as auditor of the Company for 2026 and the authorization for the directors of the Company to determine the remuneration of the auditor be, and hereby is, authorized and approved.
Deloitte & Touche, S.A. has served as the Company’s auditor since 2017.
In the event the shareholders fail to ratify the appointment, the audit committee of the Board (the “Audit Committee”) will appoint different independent auditors with the requisite qualifications and competence and such appointment will be ratified by the Company’s shareholders at the next general meeting of shareholders of the Company. Even if the appointment is ratified at the AGM, the Audit Committee, in its discretion, may appoint different independent auditors at any time during the year if it determines that such a change would be in the Company’s and its shareholders’ best interests. Such appointment of different independent auditors shall also be ratified by the Company’s shareholders at the next general meeting of shareholders of the Company.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF DELOITTE & TOUCHE, S.A. AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.
PROPOSAL 3: Ordinary Resolution to authorize the Company’s officers to effect the foregoing resolutions
As an ordinary resolution to authorize of each of the Chief Executive Officer, Chief Financial Officer and Chief Operations Officer of the Company (each, an “Authorized Officer”) to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such Authorized Officer, in his or her absolute discretion, thinks fit and to attend to any necessary registration and/or filing for and on behalf of the Company be, and hereby is, approved.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE GENERAL RESOLUTION.
OTHER MATTERS
We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the Board may recommend.
By Order of the Board of Directors,
Esteban Saldarriaga
Chief Executive Officer
Dated: August 4, 2026

Exhibit 99.2

EXHIBIT A
Mr. Mauricio Salgar’s Biography
Mauricio Salgar, 56, became a member of the Board on March 27, 2024. He previously served as Managing Director of Advent International, a global private equity firm based in Bogota, Colombia, from October 2012 to December 2023. Mr. Salgar currently serves as an independent board member of Grupo Aval (NYSE: AVAL) and as a member of the board of directors of Holding Hotelera GHL, a privately held company in Colombia. Previously, Mr. Salgar served as a member of the boards of directors of AI Inversiones Palo Alto II S.A.C. (CANVIA) from June 2017 to November 2023, Sophos Solutions S.A.S. from December 2020 to September 2023, Enjoy S.A. (SSE: ENJOY) from January 2018 to April 2021, Lifemiles B.V. from August 2015 to October 2021, Oleoducto Central S.A. or Ocensa, from January 2014 to February 2020 and Alianza Fiduciaria and Alianza Valores from January 2014 to April 2019. Mr. Salgar holds a Bachelor of Science in Industrial Engineering from Universidad de los Andes in Bogota, Colombia, and an MBA from MIT Sloan School of Management in Cambridge, Massachusetts. He has extensive experience in the Latin American region.
Ms. Francoise Lavertu’s Biography
Françoise Lavertu, 51, became a member of the Board in July 2024. Since April 2023, she has served as Co-Chief Executive Officer of Desteia (Auba, Inc.), a San Francisco-based company that provides AI-based supply chain visibility and optimization technologies for large enterprises. She is also Co-Founder of South View Studio, a strategic and creative brand-building firm advising B2C and B2B companies, including those operating in real estate and logistics, and for which she served as director of strategy from February 2019 to April 2023. Ms. Lavertu founded and served as an advisor and operating partner from February 2019 to March 2023 at Utelias, which provided strategic and operational guidance to private equity funds, bringing hands-on experience scaling businesses to their portfolio companies. Prior to Utelias, Ms. Lavertu was Tesla’s General Manager for the Southeast U.S. and Latin America, and previously Country Manager for Mexico. In addition to leading the launch of Tesla’s Model X and Model 3 vehicles as well as energy products in her markets, she had full P&L responsibility. Mrs. Lavertu began her career in consumer goods and has experience in retail, sales, marketing, merchandising and purchasing at market-leading brands. She has a bachelor’s degree in Commerce from McGill University and a master’s degree in Statistics from HEC Montreal, both in Quebec, Canada. Ms. Lavertu is a board member at Spectrum (Grupo Pantaleon) and Solfium, and serves as an advisor to Endeavor.
Mr. Pablo Ottado’s Biography
Pablo Ottado, 53, has been nominated to serve as a member of the Board. Since December 2025, he has served as an independent board director and Audit Committee Chair at Climate First Bank and, since March 2026, as a board member of Banco Davivienda International, where he serves on the Governance, Risk, and Audit Committees.
Mr. Ottado served as a Chief Audit Executive at Citigroup from January 2016 to June 2025, where he worked closely with the board and senior management on strategic governance matters and oversaw a team of approximately 400 audit professionals across the United States, Europe, Asia-Pacific, and Latin America. During his tenure, he was instrumental in the resolution of multiple regulatory consent orders spanning anti-money laundering, finance, treasury, compliance, and risk management, and served on Citigroup's Consumer and Wealth Management Executive Management Team, with oversight across retail banking, small business, credit cards, mortgages, and partnerships.
Prior to Citigroup, Mr. Ottado served as Managing Director at Deloitte & Touche LLP from May 2004 to January 2016, where he led the firm's Advisory practice, managing a team of over 200 professionals and advising global companies and boards across financial services, energy, healthcare, pharmaceutical, and consumer sectors on corporate governance, risk management, and regulatory compliance. Mr. Ottado holds a Bachelor in Accounting from the University of Buenos Aires, and a Master of Business Administration from Vanderbilt University. He is fluent in English and Spanish.
If elected to the Board, the Board intends to appoint Mr. Ottado to serve as a member of the Audit Committee, and will serve as the Audit Committee's financial expert.